Exhibit 99.46
PETROFLOW ENERGY LTD.
CERTIFICATION OF INTERIM FILINGS — CFO
VENTURE ISSUER BASIC CERTIFICATE
I, Duncan Moodie, CFO of Petroflow Energy Ltd., certify the following:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together the “Interim Filings”) of Petroflow Energy Ltd. (the “Issuer”) for the interim period ending March 31, 2008.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the Interim Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Interim Filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the Interim Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Interim Filings.
Date: May 30, 2008

/s/ Duncan Moodie DUNCAN MOODIE
CFO